                                                               File No. 70-10025


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 PRE-EFFECTIVE
                                AMENDMENT NO. 1
                                       TO


                                    FORM U-1
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                             National Grid Group plc
                               15 Marylebone Road
                                 London NW1 5JD
                                 United Kingdom

                                National Grid USA
                                25 Research Drive
                              Westborough, MA 01582


                           New England Power Company
                               25 Research Drive
                             Westborough, MA 01582

                    Vermont Yankee Nuclear Power Corporation
                               185 Old Ferry Road
                              Brattleboro, VT 05703


   (Names and principal executive offices of companies filing this statement)


                              NATIONAL GRID GROUP plc

                    (Names of top registered holding company)



                               Richard P. Sergel
                         Group Director - North America
                            National Grid Group plc
                             c/o National Grid USA
                               25 Research Drive
                             Westborough, MA 01582


                     (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

        Hemmie Chang, Esq.                          Kirk L. Ramsauer, Esq.
        Ropes & Gray                                National Grid USA
        One International Place                     25 Research Drive
        Boston, MA 02110                            Westborough, MA 01582



        Denise Redmann, Esq.                        Nancy S. Malmquist, Esq.
        Entergy Corporation                         Downs, Rachlin & Martin
        639 Loyola Avenue                           P.O. Box 99
        New Orleans, LA  70113                      90 Prospect Street
                                                    St. Johnsbury, VT 05819-0099


ITEM 1. Description of Proposed Transaction

A.       Description of the Parties to the Application/Declaration:


         Vermont Yankee Nuclear Power Corporation (the "Company" or "Vermont Yankee"), a Vermont corporation, was organized by a group of New England utilities (the "sponsoring utilities") in 1965 for the purpose of constructing and operating a nuclear-powered electric generating plant (the "Plant") in Vernon, Vermont. The Plant was licensed to operate by the U.S. Atomic Energy Commission (now the Nuclear Regulatory Commission or "NRC") in 1972 and has operated commercially as a base-load station since December 1, 1972. The output of the Plant is shared pro rata by eight sponsoring utility companies (Central Vermont Public Service Corporation, New England Power Company, Green Mountain Power Corporation, The Connecticut Light and Power Company, Central Maine Power Company, Public Service Company of New Hampshire, Western Massachusetts Electric Company and Cambridge Electric Light Company) pursuant to cost-of-service Power Contracts and Additional Power Contracts that have been approved by the Federal Energy Regulatory Commission ("FERC"). For a description of the Company's prior financings, see Declarations and Applications, as amended, and the Orders in Commission Files No. 70-4435, 70-4951, 70-4653, 70-4611, 70-4898, 70-4909,
70-4968, 70-5006, 70-5138, 70-5186, 70-5223, 70-5284, 70-6349, 70-6405, 70-6475,
70-6911, 70-7007, 70-7141, 70-7196, 70-7264, 70-7382, 70-7537 and 70-7635 under the Public Utility Holding Company Act of 1935, as amended (the "Act").
All of the stock of the Company is owned by the eight sponsoring utilities as follows:

NAME                                                  PERCENTAGE OWNERSHIP
----                                                  ---------------------
Central Vermont Public Service Corporation            33.23%
New England Power Company                             23.89%
Green Mountain Power Corporation                      18.99%
The Connecticut Light and Power Company               10.09%
Central Maine Power Company                            4.25%
Public Service Company of New Hampshire                4.25%
Western Massachusetts Electric Company                 2.65%
Cambridge Electric Light Co.                           2.66%



         This Application/Declaration is also filed by National Grid USA(1) and National Grid Group plc, both registered holding companies. Northeast Utilities (File No. 70-10033) and Energy East Corporation (File No. 70-10070), both registered holding companies, also have filed Applications/Declarations on Form U-1 with respect to the transactions described herein.


B.       Summary of Proposed Transaction:

         Vermont Yankee: The on-going restructuring and deregulation of the utility industry has caused the sponsoring utilities to re-evaluate their roles and, in many cases, have required them to exit the generation business and to divest themselves of their investments in electric generation assets. As a result, Vermont Yankee also considered its future market position, given the changing nature of its owners. In late 1997 after Vermont Yankee and its owners concluded that a sale of the Plant on favorable terms would be desirable, Vermont Yankee solicited expressions of interest from potential buyers. After lengthy negotiations (which included


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        (1) National Grid USA previously operated as the New England Electric System ("NEES"). On March 22, 2000, in conjunction with the acquisition of NEES by National Grid Group plc, NEES was reorganized as a Delaware corporation and renamed National Grid USA.

competing offers from two interested parties), Vermont Yankee in November, 1999 entered into an agreement for the sale of substantially all of Vermont Yankee's utility assets, including its operating Plant. The Public Service Board of the State of Vermont ultimately did not approve that proposed sale, so that transaction was terminated. See Application/Declaration in Commission File No. 70-9737, withdrawn April 18, 2001.


         On March 16, 2001, Vermont Yankee's Board of Directors voted to proceed with establishing an auction for the Plant and subsequently entered into an agreement with J.P. Morgan Securities, Inc. ("JPM") by which JPM became Vermont Yankee's agent to conduct the auction. Vermont Yankee's Board of Directors authorized JPM to start the auction on April 12, 2001. Based on the result of the auction and JPM's recommendation, Vermont Yankee's Board of Directors decided to pursue negotiations with Entergy Nuclear Vermont Yankee, LLC ("ENVY"), a subsidiary of Entergy Corporation. On August 15, 2001, Vermont Yankee and ENVY entered into a Purchase and Sale Agreement (the "PSA") for the Plant (see Exhibit B-1).



         The PSA contemplates that ENVY will pay a purchase price of $180 million, subject to closing adjustments, and will assume Vermont Yankee's obligation for operating and decommissioning the Plant in exchange for the transfer at the closing of the sale (the "Closing") of substantially all of the assets comprising the Plant (located in Vernon, Vermont), the funds in Vermont Yankee's Decommissioning Trust, which had a fair market value of approximately $299.6 million as of September 30, 2001, Vermont Yankee's rights with respect to the funds held by the State of Vermont in connection with the Texas Low-Level Radioactive Waste Disposal Compact (the "Texas Compact"), certain human and site assets related to the Plant, certain leases, easements, contracts, licenses and permits related to the Plant, the Plant's switchyards and certain transmission assets, and office property located in Brattleboro, Vermont.



         The PSA also contemplates that Vermont Yankee will purchase from ENVY 100% of the output of the Plant (based on the Plant's current configuration and capacity) after the Closing during the Plant's remaining licensed life (ending March 21, 2012) pursuant to a Power Purchase Agreement between Vermont Yankee and ENVY (the "PPA") (see Exhibit B-2). Vermont Yankee will resell that output at wholesale to the sponsoring utilities pursuant to 2001 Amendatory Agreements (see Exhibit B-3) with each of the sponsoring utilities that modify the existing Power Contracts and Additional Power Contracts (collectively, as so modified, the "Power Contracts") (all of which fall within the jurisdiction of the Federal Energy Regulatory Commission ("FERC")) to reflect the proposed transaction and provide for the payment by the sponsoring utilities of Vermont Yankee's remaining unamortized net plant investment and Vermont Yankee's ongoing costs after Closing.


         In preparation for the Closing it will be necessary for Vermont Yankee to redeem its outstanding First Mortgage Bonds and to repay the outstanding indebtedness under its current Secured Credit Agreement. This Secured Credit Agreement was entered into in a transaction exempt from Section 6(a) of the Act pursuant to Rule 52 and on August 21, 2001 Vermont

Yankee filed with the Commission a Certificate of Notification as required by Rule 52 relating to the Secured Credit Agreement. The cash required to satisfy these obligations will come from the cash proceeds to be paid by ENVY at the Closing.


         Although the PSA provides that Vermont Yankee may be required to make a "top-off" payment to the Decommissioning Trust, any such payment is contingent on several factors. First, if the value of the assets of the Decommissioning Trust at Closing meets or exceeds the Nuclear Regulatory Commission ("NRC") required minimum, no top-off will be required. Second, any top-off payment will be capped at $5.4 million, which represents the difference between the amount that would have been collected by Vermont Yankee before the recent settlement in a FERC proceeding relating to secondary purchaser issues ($16.8 million) and the amount that would be collected pursuant to that settlement ($11.4 million). Based on an analysis of all relevant factors at the time of execution of the PSA, Vermont Yankee does not anticipate that it will have to make a top-off payment at the Closing, although this expectation could change based on a change in circumstances.





         It is currently anticipated that the Closing under the PSA will be held in July 2002, after all required regulatory approvals, including that of the Commission, have been obtained.

         As discussed above, since 1968 Vermont Yankee has had cost-of-service Power Contracts with its sponsoring utilities pursuant to which Vermont Yankee currently sells the output of the plant to the sponsoring utilities. Upon consummation of the transaction, Vermont Yankee will purchase the output of the plant from ENVY, an exempt wholesale generator, pursuant to the PPA and will resell such output to the sponsoring utilities pursuant to the Power Contracts (as amended effective as of the Closing). Vermont Yankee will pass the cost of the power purchased under the PPA on to the sponsoring utilities pursuant to the terms of those Power Contracts. In addition, under the Power Contracts the sponsoring utilities will be obligated to pay to Vermont Yankee the ongoing administrative costs of Vermont Yankee, any remaining unamortized net plant investment, certain Department of Energy fees relating to prior spent fuel and clean up costs that are retained by Vermont Yankee under the PSA, and any costs associated with any other residual obligations under the PSA. Thus, the Power Contracts between Vermont Yankee and each sponsoring utility are necessary not only to provide for payment of the power costs under the PPA but also to provide for payment of other ongoing Vermont Yankee costs separate from those PPA power costs.(2)

         As noted above, the Power Contracts fall within the jurisdiction of the FERC and will continue to be subject to FERC jurisdiction after the Closing. See Order of FERC, Exhibit D-7. Because the Power Contracts are within the jurisdiction of the FERC and have been accepted by the FERC, the sponsoring utilities will be permitted to include Power Contract payments in the calculation of rates to their customers. If the sponsoring utilities were to enter into Power Contracts directly with ENVY, their ability to include those Power Contract payments in their rate calculations would be uncertain and they still would need to have a separate contract with Vermont Yankee to cover other ongoing Vermont Yankee costs, including unamortized net plant investment and residual obligations under the PSA.

         After the Closing, Vermont Yankee will continue its existence as a corporation, but its operations will be limited to purchasing power under the PPA and reselling that power to the sponsoring utilities and to related administrative activities. Consistent with these limited operations, after the Closing Vermont Yankee's assets will consist primarily of its rights under the PPA with ENVY and its rights under the Power Contracts with its sponsoring utilities, in addition to cash on hand.

         Because of Vermont Yankee's limited operations and assets after Closing, as part of the sale transaction ENVY is requiring Vermont Yankee to provide financial security with respect to Vermont Yankee's continuing obligations under the PPA and PSA.(3) In order to provide this financial security to ENVY, Vermont Yankee will pledge to ENVY, pursuant to a Security Agreement between Vermont Yankee and ENVY (See Exhibit B-4), Vermont Yankee's rights to the payments that it is entitled to receive from the sponsoring utilities in respect of payments for power and payments for PSA obligations under the Power Contracts.(4) In addition, pursuant to the PPA, if ENVY has commercially reasonable grounds for insecurity (determined in accordance with commercial standards as set forth in Section 2-609 of the Vermont Uniform Commercial Code) concerning the ability of one or more of the sponsoring utilities to pay Vermont Yankee for its entitlement to the output of the Plant, ENVY may request adequate assurances from Vermont Yankee as to that sponsoring utility's due performance of its payment obligations. Vermont Yankee in turn has the right, pursuant to the 2001 Amendatory Agreements, in those circumstances to request adequate assurances from such sponsoring utility.

         The financial security that Vermont Yankee will provide to ENVY amounts to a pass-through to ENVY of Vermont Yankee's right to certain payment obligations that the sponsoring utilities will have under the Power Contracts. As set forth in the Security Agreement, if Vermont Yankee fails to pay ENVY directly, then ENVY will have the right to receive from the sponsoring utilities the payments under the Power Contracts that the sponsoring utilities would otherwise pay to Vermont Yankee in respect of PPA and PSA costs.

         It is important to note that the Security Agreement is not a guarantee, however, and does not create any additional obligations on the part of the sponsoring utilities (and, in fact, the sponsoring utilities are not parties to the Security Agreement). Under the Security Agreement, ENVY would have only those rights that Vermont Yankee has under the Power Contracts to receive payments from the sponsors for power and PSA obligations. The Security Agreement also does not impose additional financial obligations on Vermont Yankee. In essence, the Security Agreement merely gives ENVY the legal right, after certain default events, to enforce the pass-through nature of certain Power Contract payments by allowing ENVY to collect those Power Contract payments directly from the sponsoring utilities without going through Vermont Yankee.

         Registered Holding Companies: New England Power Company(5), a subsidiary of each of National Grid USA and National Grid Group plc, both registered holding companies, owns



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         (2) Currently under the Power Contracts the sponsoring utilities are liable for the cost of decommissioning the Plant. After the Closing, however, under the terms of the Power Contracts the sponsoring utilities will no longer be liable for the cost of decommissioning the Plant.



         (3) Financial security is a typical aspect of transactions of this type. See, e.g., Application/Declaration in Commission File No. 70-9737 (the "Proposed Prior Transaction"). In the Proposed Prior Transaction, the potential purchaser had required a more complicated and costly financial security package, including the formation of a bankruptcy remote special purpose financing entity and the provision by Vermont Yankee of a surety bond, the premium for which would have been approximately $7 million.



         (4) The pledge by Vermont Yankee pursuant to the Security Agreement has been submitted to, and has been approved by, the Vermont Public Service Board. See Exhibit D-2, Petition to PSB, and Exhibit D-3, Order of PSB.



         (5) NEP is also a holding company because it owns more than 10 percent of the outstanding voting securities of Vermont Yankee Nuclear Power Corporation, the licensed operator of the Vermont Yankee nuclear facility. NEP also has interests in Yankee Atomic Electric Company, Maine Yankee Atomic Power Company and Connecticut Yankee Atomic Power Company, all of which have permanently ceased operations. NEP is an exempt holding company under the Act. Yankee Atomic Electric Company, Holding Co. Act Release No. 13048 (Nov. 25,
1955); Connecticut Yankee Atomic Power Company, Holding Co. Act Release No. 14768 (Nov. 15, 1963).

23.89% of the outstanding common stock of Vermont Yankee. Therefore, Vermont Yankee is an indirect subsidiary of those registered holding companies and the sale by Vermont Yankee of substantially all its assets, including the operating plant, constitutes an indirect sale of utility assets by National Grid USA and National Grid Group plc.



         Legislation in the several New England states in which the subsidiaries of the applicant registered holding companies do business is restructuring the utility business in those jurisdictions and strongly encourages the divestiture of generation assets. The proposed sale of Vermont Yankee's assets is consistent with that mandate and is the result of a competitive auction process. The PSA transfers the assets and liabilities of Vermont Yankee to ENVY. As discussed above, while the PSA provides for a potential top-off payment by Vermont Yankee to the Decommissioning Trust, based on an analysis of all relevant factors at the time of execution of the PSA, Vermont Yankee does not anticipate that any such payment will be required, although this expectation could change based on a change of circumstances.



         Vermont Yankee has calculated that the benefit of the transaction with ENVY has a net present value to Vermont Yankee and its owners that is about
$250 million more favorable than continued ownership and operation of the Plant. In addition, the provisions of the PSA are favorable to those owners and their ratepayers because the PSA caps their exposure for the ultimate decommissioning costs of the Plant and relieves them of the operating risks inherent in the continued ownership of a nuclear Plant (including employee-benefit liabilities, potential environmental liabilities, potential nuclear liabilities and liabilities related to spent nuclear fuel other than funds for pre-1983 spent fuel), all of which are financial risks that would otherwise be borne by those owners, and ultimately their ratepayers, under their cost-of-service Power Contracts with Vermont Yankee. As noted below, these transactions will also have been approved by the regulatory bodies having jurisdiction in each of the states where the subsidiaries of the applicant registered holding companies do business. Therefore, the proposed sale of the utility assets to ENVY will be for reasonable consideration and otherwise satisfy the requirements of Section 12(d) of the Act.


C.       Rule 54 Analysis


         Pursuant to Rule 54, in "determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator or a foreign utility company, or other transactions by such registered holding company or its subsidiaries other than with respect to exempt wholesale generators or foreign utility companies, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an exempt wholesale generator or a foreign utility company upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied." National Grid does not hold any interests in exempt wholesale generators ("EWGs"), although it does hold interests in foreign utility companies ("FUCOs"). National Grid currently meets all of the conditions of Rule 53(a), except for clauses (1) and (2).(6) Consequently, under Rule 54 the Commission may consider the effect of the capitalization or earnings of any subsidiary which is a FUCO in connection with the authorization requested herein.



         National Grid's aggregate investment, as defined in Rule 53(a), in FUCOs as of September 30, 2001 was $3,092 million.(7) As of that date National Grid's consolidated retained earnings calculated in accordance with U.S. GAAP was $3,549 million. Consequently, National Grid's aggregate investment in FUCOs as a percentage of its consolidated retained earnings was 88% as of September 30, 2001. In Holding Co. Act Release No. 27490 (Jan. 16, 2002) (the "January Order") National Grid was authorized to issue and sell securities for the purpose of financing investments in FUCOs in an amount up to $5.406 billion.


         On April 22, 2002, National Grid and the Lattice Group plc ("Lattice") agreed to the terms of a merger of equals in which National Grid shareholders will retain their shares in National Grid (to be renamed National Grid Transco plc ("Grid Transco")), and Lattice shareholders will receive for each Lattice share 0.375 Grid Transco shares. Lattice will register as a foreign utility company ("FUCO") prior to consummation of the merger. On June 7, 2002, National Grid filed an application on Form U-1 (SEC File No. 70-10067, the "FUCO Application") requesting authorization to increase the amount of securities it may issue to fund FUCO investments so that National Grid may complete the proposed merger with Lattice. In the FUCO Application, National Grid provides a full description of its investments in FUCOs and arguments in support of additional FUCO financing authorization. To supplement the Rule 54 analysis in this application for authorization to sell Vermont Yankee's assets, applicants incorporate by reference herein the discussion on Rule 53 included in the FUCO Application.

         In addition, in SEC File No. 70-9849, the application corresponding to the January Order, National Grid represented that during the authorization period defined in the January Order, any long-term debt or preferred stock issued by National Grid in a public offering will, when issued, be rated investment grade by a nationally recognized statistical rating organization. National Grid has not proposed to modify that representation in this declaration or in the FUCO Application.

         The lack of any adverse effect associated with National Grid's current financing plan was demonstrated in National Grid's application in SEC File No. 70-9849 and confirmed by the Commission in the January Order. National Grid is financially sound. At March 31, 2000, National Grid's capitalization consisted of approximately 38% equity and 62% debt, preferred stock and minority interests. At March 31, 2001, the ratios were 41% and 59%, respectively and at March 31, 2002, they were approximately 32% equity and 68% debt, preferred stock and minority interests. Following the proposed merger with Lattice, National Grid's consolidated pro forma capitalization is expected to be approximately 40% equity and 60% debt, preferred stock and minority interests. During that time National Grid was consistently rated investment grade by the nationally recognized statistical rating organizations. It is currently rated A2, P-1 by Moody's Investors Service and A, A-1 by Standard and Poor's.

         National Grid is operating within the limits of the January Order. Accordingly, since the authorization sought herein will not increase National Grid's authorized level of investment in FUCOs and will not have a direct effect upon National Grid's investment in FUCOs, no adverse findings under Rule 54 should be made and the Commission should approve the authorization requested in this application.

D.       Scope of Application/Declaration


         This Application/Declaration relates to the sale of utility assets, including the Plant and related transmission assets, by Vermont Yankee and the indirect sale of those utility assets by the applicant registered holding companies. It also relates to the transfer of the cash and securities in the Vermont Yankee Decommissioning Trust and the transfer of Vermont Yankee's interest in the moneys relating to the Texas Compact held by the State of Vermont.


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     (6) As the Commission noted in THE NATIONAL GRID GROUP PLC, Holding Co. Act Release No. 27154 (March 15, 2000), National Grid has preexisting foreign operations and cannot at this time commit to maintain the books and records of these interests in conformity with U.S. GAAP. National Grid will, however, comply fully with the substantive provisions of Rule 53.

     (7) Aggregate investment is defined in Rule 53 under the Act to include all amounts invested, or committed to be invested, in exempt wholesale generators and FUCOs, for which there is recourse, directly or indirectly to National Grid. This limit is applied on a net basis and to the extent National Grid's previous investments or guarantees have been repaid or have expired, those investments are netted from the total aggregate investment.

         The Commission is respectfully requested to take appropriate action on the following matters:


         Approval of the sale of utility assets, including the Plant and the transmission assets, by Vermont Yankee to ENVY and the indirect sale of such utility assets by National Grid USA and National Grid Group plc. Approval of the transfer of cash and securities in the Vermont Yankee Decommissioning Trust and Vermont Yankee's interest in the amount relating to the Texas Compact held by the State of Vermont.


ITEM 2. Fees, Commissions and Expenses

         The estimated fees, commissions and expenses paid or to be paid, directly or indirectly, in connection with the transactions described in this Application/Declaration are as follows:

Legal and financial advisory fees and expenses      $6,750,000
Accounting fees and expenses                           100,000
Other expenses                                         250,000

       Total                                        $7,100,000
                                                    ==========

ITEM 3. Applicable Statutory Provisions


         Vermont Yankee is an indirect subsidiary of National Grid USA and National Grid Group plc. The PSA provides for the sale of utility assets by Vermont Yankee and, therefore, the indirect sale of utility assets by National Grid USA and National Grid Group plc. That aspect of the proposed transaction requires the approval of the Commission pursuant to Section 12(d) of the Act and Rule 44 thereunder.


         The redemption and repayment of Vermont Yankee's First Mortgage Bonds and Secured Credit Agreement are exempted from the requirements of Section 12(c) of the Act pursuant to Rule 42 thereunder.

ITEM 4. Regulatory Approvals

         The following regulatory approvals are required in connection with the transactions described in this Application/Declaration (references to particular provisions of statutes, codes, rules or regulations are deemed to include other provisions of statutes, codes, rules or regulations referred to therein or related thereto):

         The Vermont Public Service Board has jurisdiction over certain aspects of Vermont Yankee as a public utility company doing business in Vermont. Pursuant to Section 109 of Title

30 of the Vermont Statutes Annotated, the consent of the Vermont Public Service Board is required for Vermont Yankee to sell ten percent or more of its utility assets (as contemplated by the PSA). Pursuant to Section 108 of Title 30 of the Vermont Statutes Annotated the consent of the Vermont Public Service Board is required for Vermont Yankee's pledge of its assets to another corporation. The proposed pledge of Vermont Yankee's right to receive certain payments under the Power Contracts to Entergy pursuant to the Security Agreement, which is the subject matter of this Application/Declaration, falls within the parameters of those statutory sections. Appropriate proceedings were instituted before the Vermont Public Service Board by giving the required notice on August 22, 2001 and by formal petition dated September 27, 2001. See Exhibits D-1 and D-2. The order of the Vermont Public Service Board was issued on June 13, 2002. See Exhibit D-3.



         The sale of jurisdictional assets to ENVY pursuant to the PSA and approval of the 2001 Amendatory Agreements have been submitted for approval to the FERC. Appropriate proceedings were instituted before FERC by giving the required notice on October 17, 2001. See Exhibit D-4. The order of the FERC was issued on February 1, 2002. See Exhibit D-5.



         The sale of the Plant pursuant to the PSA will also require the transfer to ENVY of the NRC Operating License currently held by Vermont
Yankee. The transfer of an operating license requires the consent of the NRC pursuant to Section 184 of the Atomic Energy Act, as amended, and the regulations promulgated thereunder, 10 CFR Sections 50.80 and 50.92. Appropriate proceedings were instituted before the NRC by application filed on October 5, 2001. See Exhibit D-6. The order of the NRC was issued on May 17, 2002. See Exhibit D-7.


         In addition, the PSA provides that certain private letter rulings be obtained from the United States Internal Revenue Service with respect to certain tax aspects of the proposed transactions as preconditions to the Closing under the PSA.

         Certain of the sponsoring utilities, including certain sponsoring utilities that are subsidiaries of the parties to this Application/Declaration, also require consents, approvals or waivers of jurisdiction by their respective state regulatory commissions with respect to their indirect participation in the transactions that are the subject matter of this Application/Declaration.

         No other state commission or any Federal commission, other than the Securities and Exchange Commission and those named above, has jurisdiction over the applicants' participation in the proposed transactions.

ITEM 5. Procedure


         (a) Vermont Yankee, National Grid USA and National Grid Group plc do not request a hearing on this Application/Declaration and, because of the urgency of obtaining all the required regulatory approvals involved in the proposed transaction, request that the Commission's order be issued as soon as practicable and no later than June 30, 2002 and that the authority granted remain in effect until December 31, 2002.


         (b) Without prejudice to their right to modify the same if a hearing should be ordered on this Application/Declaration, the applicants hereby make the following specifications required by paragraph (b) of Item 5 of Form U-1:

         (i), (ii) There should not be a recommended decision by a hearing officer or any other responsible officer of the Commission.

         (iii) The Division of Investment Management may assist in the preparation of the Commission's decision.

         (iv) There should not be a 30-day waiting period between issuance of the Commission's order and the date on which it is to become effective.


         It is requested that the Commission send copies of all communications to counsel for the applicants as follows: Vermont Yankee: Hemmie Chang, Esq., Ropes & Gray, One International Place, Boston, Massachusetts 02110 and Nancy Malmquist, Esq., Downs Rachlin & Martin PLLC, P.O. Box 99, 90 Prospect Street, St. Johnsbury, Vermont 05819-0099; and National Grid USA and National Grid Group plc: Kirk L. Ramsauer, Esq., 25 Research Drive, Westborough, Massachusetts 01582.


ITEM 6. Exhibits and Financial Statements

(a)      Exhibits:

         A        Not Applicable


         B-1 Purchase and Sale Agreement. (Previously filed as an exhibit to the Application/Declaration on Form U-1 (File No. 70-10025) filed with the Securities and Exchange Commission on January 11, 2002.)

         B-2 Power Purchase Agreement. (Previously filed as an exhibit to the Application/Declaration on Form U-1 (File No. 70-10025) filed with the Securities and Exchange Commission on January 11, 2002.)

         B-3 2001 Amendatory Agreement. (Previously filed as an exhibit to the Application/Declaration on Form U-1 (File No. 70-10025) filed with the Securities and Exchange Commission on January 11, 2002.)

         B-4 Form of Security Agreement. (Previously filed as an exhibit to the Application/Declaration on Form U-1 (File No. 70-10025) filed with the Securities and Exchange Commission on January 11, 2002.)

         C        Not Applicable

         D-l Letter dated August 22, 2001 giving notice of proposed transactions to Vermont Public Service Board ("PSB"). (Previously filed as an exhibit to the Application/ Declaration on Form U-1 (File No. 70-10025) filed with the Securities and Exchange Commission on January 11, 2002.)

         D-2 Petition to PSB. (Previously filed as an exhibit to the Application/Declaration on Form U-1 (File No. 70-10025) filed with the Securities and Exchange Commission on January 11, 2002.)

         D-3      Order of PSB.

         D-4 Petition to FERC. (Previously filed as an exhibit to the Application/Declaration on Form U-1 (File No. 70-10025) filed with the Securities and Exchange Commission on January 11, 2002.)

         D-5      Order by FERC.

         D-6 Application to NRC. (Redacted) (Previously filed as an exhibit to the Application/Declaration on Form U-1 (File No. 70-10025) filed with the Securities and Exchange Commission on January 11, 2002.)

         D-7      Order by NRC.


         E        Not Applicable


         F-1 Opinions of counsel as to matters required by Instructions F-(1) as to Exhibits to Form U-1. To be filed by amendment.

         G        Not applicable

         H Proposed Form of Notice. (Previously filed as an exhibit to the Application/Declaration on Form U-1 (File No. 70-10025) filed with the Securities and Exchange Commission on January 11, 2002.)


(b)      Financial Statements:


         J-1 Audited Balance Sheet of Vermont Yankee as at December 31, 2000. (Previously filed as an exhibit to the Application/ Declaration on Form U-1 (File No. 70-10025) filed with the Securities and Exchange Commission on January 11, 2002.)

         J-2 Unaudited Balance Sheet of Vermont Yankee as at September 30, 2001. (Previously filed as an exhibit to the Application/ Declaration on Form U-1 (File No. 70-10025) filed with the Securities and Exchange Commission on January 11, 2002.)

         J-3 Audited Statement of Income for Vermont Yankee for the year ended December 31, 2000. (Previously filed as an exhibit to the Application/Declaration on Form U-1 (File No. 70-10025) filed with the Securities and Exchange Commission on January 11, 2002.)

         J-4 Unaudited Statement of Income for Vermont Yankee for the nine-months ended September 30, 2001. (Previously filed as an exhibit to the Application/Declaration on Form U-1 (File
                  No. 70-10025) filed with the Securities and Exchange Commission on January 11, 2002.)


         Financial Statements of the top registered companies, National Grid USA and National Grid Group plc, have been omitted as not being necessary to a consideration of this application.


Item 7 - Information as to Environmental Effects.

         (a) In view of the nature of the proposed transaction described herein, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transaction.

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the applicants named herein have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.




                           NATIONAL GRID USA


                           By   /s/ Kirk L. Ramsauer
                                -----------------------------------------------
                                Name: Kirk L. Ramsauer
                                Title:  Deputy General Counsel




                           NATIONAL GRID GROUP PLC



                           By   /s/ Kirk L. Ramsauer
                                -----------------------------------------------
                                Name: Kirk L. Ramsauer
                                Title:  Deputy General Counsel


                           VERMONT YANKEE NUCLEAR POWER
                             CORPORATION


                           By   /s/ Bruce W. Wiggett
                                -----------------------------------------------
                                Name: Bruce W. Wiggett
                                Title:  Sr. Vice President of Finance & Admin.


Date: June 25, 2002